UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X         Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ______       No   X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

HARMONY’S RAISES US$124 MILLION

Johannesburg — 29 January 2003 — Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) today announced the successful placement of 8 million ordinary shares at a price of US$15,50 per share, representing a 5.5% discount on yesterday’s closing price on the JSE Securities Exchange Johannesburg. The proceeds of the placement, which was completed overnight, will be used to fund the current growth activities of the company.

“Harmony is at an exciting time of its history, where having a strong balance sheet is essential to fund its growth strategy at this time. With the announcement of our Doornkop South Reef Project, the Tshepong North Shaft Project and other growth opportunities, the company is increasing its future production profile,” commented Bernard Swanepoel, chief executive.

“Harmony, an unhedged gold producer, plans to use the proceeds from the placement to strengthen its balance sheet, thereby ensuring the delivery of these projects,” he concluded.

ENDS

Issued by Harmony Gold
Mining Company Limited

For release on
Wednesday
29 January 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations Officer
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614
cbobbert@harmony.co.za

www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NYSE: HMY

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188
www.harmony.co.za     NYSE trading symbol: HMY     JSE trading symbol: HAR

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

HARMONY DISPOSES OF ITS STAKE IN PLACER DOME

Johannesburg — 30 January 2003 — Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) today announced that it has disposed of its 1,9% shareholding in Placer Dome. The 7 586 422 shares, which were classified as a non-core investment, were sold at an average price of US$11.52 per share, realising some US$87 million.

“This disposal concludes our very successful investment which was originally made in Goldfields Limited of Australia, at a cost of R225 million. The cash proceeds from this transaction will further enhance the strength of the company’s balance sheet,” commented Bernard Swanepoel, chief executive.

ENDS

Issued by Harmony Gold
Mining Company Limited

For release on
Thursday
30 January 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations Officer
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614
cbobbert@harmony.co.za

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

JSE: HARW
NYSE: HMYWS
ISIN No.: ZAE000031209

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188
www.harmony.co.za     NYSE trading symbol: HMY     JSE trading symbol: HAR

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer